SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 OCT 21 AM 9:49

10 October 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02055540

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

We enclose an Appendix providing information on our Company's repurchase of its own shares on 9 October 2002 on the Stock Exchange of Hong Kong Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

PROCESSED
NOV 04 2002
P THOMSON FINANCIAL

Irene Ko
Company Secretary

IK/lc/cw

Encl.

dlw 10/28

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

APPENDIX

SHANGRI-LA ASIA LIMITED

Repurchase of Shares

Date of Repurchase	No. of Ordinary Shares Repurchased	Highest Price Per Share	Lowest Price Per Share
9 October 2002	76,000	HK$4.35	HK$4.30

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 OCT 21 AM 9:27

12 October 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

We enclose an Appendix providing information on our Company's repurchase of its own shares on 11 October 2002 on the Stock Exchange of Hong Kong Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

APPENDIX

SHANGRI-LA ASIA LIMITED

Repurchase of Shares

Date of Repurchase	No. of Ordinary Shares Repurchased	Price Per Share
11 October 2002	200,000	HK$4.325